HIVE Digital Technologies Reaches AI Cloud Milestone in Paraguay, Powers Columbia University LLM Research from New York to Asunción

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - March 18, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure and AI compute, today announced that its BUZZ AI Cloud platform in Asunción, Paraguay is now operational with live GPU compute nodes serving workloads on the platform by an academic research team from Columbia University in New York.

The Asunción deployment is the first GPU cluster to go live under HIVE's phased strategy to layer AI and high-performance computing ("HPC") infrastructure onto its existing renewable energy footprint in Paraguay. The cluster is hosted within a Tier-III data center operated by Paraguay's largest telecommunications provider and is purpose-built to handle AI model training, inference, and computationally intensive research workloads. HIVE expects to use the results of the cluster to establish the proof of concept for AI compute between New York and Asuncion. From this proof-of-concept, the Company expects to build future Tier III data center capacity in Yguazú, with infrastructure upgrades required to provide high-availability, low-latency GPU AI cloud compute from Paraguay. Paraguay's hydroelectric generation capacity and the telecom partner's nationwide fiber backbone provide the energy and connectivity foundation to support that growth. As regional South American institutional and commercial demand for HPC and AI Cloud develops, the pace and scale of the Company's Tier III expansion in Paraguay will be guided by customer adoption and the Company's capital position.

Columbia University Research Team Goes Live on BUZZ Cloud

The Columbia University team is using BUZZ Cloud GPU infrastructure to conduct research focused on large language model ("LLM") pre-training, including end-to-end training of foundation models. The research team's use of BUZZ Cloud infrastructure is a non-commercial research engagement intended to generate performance data that will inform the Company's roadmap for scaling commercial HPC capacity in Paraguay. The team is developing optimization algorithms that improve model quality while reducing computational and memory costs, evaluating their methods using standard training metrics such as loss and perplexity, as well as downstream benchmarks.

Their work begins with small- to medium-scale models (0.2B to 2B parameters, including GPT-2-class and LLaMA-style architectures) and is scaling to larger models (8B+ parameters) using multi-GPU distributed training frameworks. The team's recent focus includes improving and understanding Muon and MuonClip, the latter of which has been used in training industry-level LLMs such as Kimi K2. In early experiments, Muon has shown roughly 1.3x greater efficiency1 than standard baselines by exploiting the structure of model weights. The team's LLM reasoning research was recently accepted for publication by Transactions on Machine Learning Research ("TMLR"), a peer-reviewed journal hosted by the Journal of Machine Learning Research ("JMLR").

Having the Columbia University research team run active LLM training jobs from New York on GPU infrastructure in Asunción provides HIVE with real-world performance data across latency, throughput, and workload management. The Company intends to use these findings to shape its roadmap for scaling HPC capacity in Paraguay, with initial deployment targets through 2027.

Paraguay: The Western Hemisphere's Next Potential AI Infrastructure Frontier

Paraguay's President Santiago Peña earned his Master's degree in Public Administration from Columbia's School of International and Public Affairs ("SIPA") in 2003, creating a notable link between the institution whose researchers are now training LLMs on BUZZ Cloud and the nation whose clean energy powers it.

Management believes large-scale AI compute requires two resources Paraguay can deliver in abundance: reliable, low-cost electricity and fiber connectivity with the bandwidth and security to move data across long distances without degradation. HIVE's existing 300-megawatt ("MW") renewable power base, sourced from hydroelectric generation, combined with the telecom partner's enterprise-grade network infrastructure, creates a platform that can serve demanding workloads originating outside Paraguay's borders, including from North American institutional clients.

Paraguay's economy has posted strong growth in recent quarters, backed by stable governance and a policy environment that has welcomed foreign infrastructure investment. HIVE believes those conditions, paired with the country's distinctive energy profile and expanding digital connectivity, position the country to play a growing role in South America's AI and high-performance computing future.

Strategic Outlook from HIVE Leadership

Frank Holmes, Executive Chairman of HIVE, stated, "HIVE has 300 MW of renewable hydroelectric power operational in Paraguay, with another 100 MW in development. Before scaling an AI factory, it's prudent to beta test. This deployment marks our first live GPU compute workload in Asuncion and provides the real-world performance data we need to guide our Tier-III expansion roadmap. We started in Paraguay with Bitcoin mining. Layering AI and HPC infrastructure onto that existing energy base is the next phase, and this cluster is the first step in validating that approach."

Aydin Kilic, President and CEO of HIVE, added, "We are taking a meaningful and impactful approach to developing a solution to being a leader of GPU AI compute and HPC in South America. Having a research team from Columbia University running LLM training workloads on HIVE's BUZZ Cloud infrastructure in Asunción is a powerful validation of what we are building. We will use this data to validate our proof of concept for GPU Cloud AI compute from New York to Asunción and to build our roadmap for large-scale HPC capacity in Paraguay by 2027."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the performance of the BUZZ AI Cloud platform in Asunción, Paraguay; the ability to replicate and scale this performance; the benefits and advantages of power supply and Internet connectivity in Paraguay, the reorientation of the Swedish facilities to HPC standards; the expected deployment, timing, capacity, and expansion of BUZZ HPC's GPU-accelerated infrastructure in general; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the benefits of the operations in Paraguay can be replicated and scaled, infrastructure will be deployed on the expected timelines and within budget across all sites, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to the following risks: deployment timelines may change; costs may exceed expectations; performance expectations may not be achieved; demand for AI infrastructure may be lower than anticipated; partnerships or regulatory approvals may not materialize as expected; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by law.

_______________________________________

1 Claimof efficiency relates to research methods

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/288944